VIA EDGAR	June 21, 2013

Re:	Catalent Pharma Solutions, Inc.

and Subsidiary Guarantors

Registration Statement on Form S-4

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Ladies and Gentlemen:

This letter supplements the registration statement on Form S-4 (the “S-4 Registration Statement”), together with certain exhibits thereto, relating to the offer by Catalent Pharma Solutions, Inc., a Delaware corporation (the “Issuer”), and the subsidiary guarantors (collectively, the “Guarantors,” and together with the Issuer, the “Registrants”) to exchange $350,000,000 aggregate principal amount of 7.875% Senior Notes due 2018 (the “Exchange Notes”) for any and all of its outstanding 7.875% Senior Notes due 2018 (the “Outstanding Notes”), which were offered and sold in September 2012 in reliance upon Rule 144A and Regulation S under the Securities Act. The Outstanding Notes are, and the Exchange Notes will be, guaranteed by the Guarantors, who are also registrants under the S-4 Registration Statement.

The Registrants are registering the exchange offer on the S-4 Registration Statement in reliance on the position of the Securities and Exchange Commission (the “Commission”) enunciated in Exxon Capital Holdings Corporation, available May 13, 1988 (“Exxon Capital”), Morgan Stanley & Co., Incorporated, available June 5, 1991 (regarding resales) and Shearman & Sterling, available July 2, 1993 (with respect to the participation of broker-dealers.) In connection with the S-4 Registration Statement, the Registrants hereby confirm and represent as follows:

1. The Registrants have not entered into any arrangement or understanding with any person to distribute the Exchange Notes and, to the best of each of the Registrants’ information and belief without independent investigation, each person participating in the exchange offer will be acquiring the Exchange Notes in its ordinary course of business and will not be engaged in, does not intend to engage in, and has no arrangement or understanding with any person to participate in, the distribution of the Exchange Notes. In this regard, the Registrants will disclose to each person participating in the exchange offer that if such person is participating in the exchange offer for the purpose of distributing the Exchange Notes, such person (i) could not rely on the staff position enunciated in Exxon Capital or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each Registrant acknowledges that such a secondary resale transaction by such person participating in the exchange offer for the purpose of distributing the Exchange Notes should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S-K.

2. No broker-dealer has entered into any arrangement or understanding with the Registrants or an affiliate of the Registrants to distribute the Exchange Notes. The Registrants will disclose to each person participating in the exchange offer (through the exchange offer prospectus) that any broker-dealer who receives the Exchange Notes for its own account pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes. The Registrant will also include in the letter of transmittal to be executed by each holder participating in the exchange offer that each broker-dealer that receives the Exchange Notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of those Exchange Notes and that by so acknowledging and delivering a prospectus, the broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

The filing fee for the S-4 Registration Statement in the amount of $47,740.00 has previously been deposited by wire transfer of same day funds to the Commission’s account at U.S. Bank.

If you have any questions on the above-referenced S-4 Registration Statement, please contact Edward Tolley at (212) 455-3189 or Xavier Kowalski at (212) 455-3804.

Very truly yours,

CATALENT PHARMA SOLUTIONS, INC.

By:	/s/ Samrat Khichi
	Name:	Samrat (Sam) Khichi
	Title:	SVP, Chief Administrative Officer and General Counsel